UNITED STATES
SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

GENERAL INSTRUCTIONS

           I.  Form F-N shall be filed with the Commission in connection with the filing of a registration statement under the Securities Act of 1933 by:

          1.     a foreign issuer that is a foreign bank or foreign insurance company excepted from the definition of an investment company by rule 3a-6 17 CFR 270.3a-6 under the Investment Company Act of 1940 (the "1940 Act");

          2.     a foreign issuer that is a finance subsidiary of a foreign bank or foreign insurance company, as those terms are defined in rule 3a-6 under the 1940 Act, if such finance subsidiary is excepted from the definition of investment company by rule 3a-5 17 CFR 270.3a-5 under the 1940 Act; or

          3.     a foreign issuer that is excepted from the definition of investment company by rule 3a-1 17 CFR 270.3a-1 under the 1940 Act because some or all of its majority-owned subsidiaries are foreign banks or foreign insurance companies excepted from the definition of investment company by rule 3a-6 under the 1940 Act.

          II.  Notwithstanding paragraph (I), the following foreign issuers are not required to file Form F-N:

          1.     a foreign issuer that has filed Form F-X 17 CFR 239.42 under the Securities Act of 1933 with the Commission with respect to the securities being offered; and

          2.     a foreign issuer filing a registration statement relating to debt securities or non-voting preferred stock that has on file with the Commission a currently accurate Form N-6C9 17 CFR 274.304, rescinded under the 1940 Act.

        III.  Six copies of the Form F-N, one of which shall be manually signed, shall be filed with the Commission at its principal office. A Form F-N filed in connection with any other Commission form should not be bound together with or be included only as an exhibit to, such other form.

          A.    Name of issuer or person filing ("Filer"): Montpelier Re Holdings Ltd.

          B.    This is (select one):

      ☒
      an original filing for the Filer

      ☐
      an amended filing for the Filer

          C.    Identify the filing in conjunction with which this Form is being filed:

      Name of registrant Montpelier Re Holdings Ltd.

      Form type S-8

      File Number (if known) 333-181620

      Filed by Montpelier Re Holdings Ltd.

      Date Filed (if filed concurrently, so indicate) S-8 filed concurrently herewith

          D.    The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated)

      Bermuda

      and has its principal place of business at (Address in full and telephone number)

      Montpelier House, 94 Pitts Bay Rd., Hamilton, HM 08 Bermuda telephone: 441-296-5550

          E.    The filer designates and appoints (Name of United States person serving as agent)

            CT Corporation System ("Agent") located at (Address in full in the United States and telephone number) 111 Eighth Avenue, New York, NY 10011, Telephone: 212-590-9200 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

              (a)   any investigation or administrative proceeding conducted by the Commission, and

              (b)   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form S-8 filed on May 23, 2012 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

          F.     Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer's last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

          G.    Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda this 18th day of May, 2012.

Filer: MONTPELIER RE HOLDINGS LTD.
By:	/s/ Jonathan Kim
	Name:	Jonathan Kim
	Title:	Senior Vice President, General Counsel and Secretary

        This statement has been signed by the following persons in the capacities and on the dates indicated.

CT CORPORATION SYSTEM, Agent for Service of Process
By:	/s/ Anusha Putty
	Name:	Anusha Putty
	Title:	Vice President

Date: May 21, 2012

Instructions

        1.     The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

        2.     The name of each person who signs Form F-N shall be typed or printed beneath his signature. Where any name is signed pursuant to a board resolution, a certified copy of the resolution shall be filed with each copy of the Form. If any name is signed pursuant to a power of attorney, a manually signed copy of each power of attorney shall be filed with each copy of the Form.